

Mailstop 3233

September 4, 2015

<u>Via E-mail</u>
Patrick Giordano
President, Chief Executive Officer, Chief Financial Officer, Treasurer, and Director
Jobbot, Inc.
1730 62nd Street
Brooklyn, New York 11204

> **Re: Jobbot, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 13, 2015**
> **File No. 333-199833**

Dear Mr. Giordano:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please amend to provide updated financial information to comply with Rule 8-08 of Regulation S-X.

2. We note your response to comment 1 of our letter, but we were unable to locate the new disclosures described in the first, second, third, fifth, and sixth paragraphs of your response. Please revise the registration statement as discussed in your response. Additionally, we note that the first paragraph of your response states that "[t]his prospectus relates to the resale of 1,545,000 shares of common stock . . . ." However, disclosure in the registration statement indicates that 1,605,000 shares will be registered for resale. Please reconcile these statements.

3. We note that the registration statement still contains references to sales by selling security holders at prevailing market prices, including the following examples:

    a. "Once a market has been developed for our common stock, the shares may be sold or distributed from time to time by the selling security holders directly to one or more purchasers or through brokers or dealers who act solely as agents, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed." Page 15

    b. "Such sales by a broker-dealer could be at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions." Page 15

    Please revise your disclosure throughout the registration statement to state that the selling security holders will offer their securities at a fixed price for the duration of the offering.

Risk Factors

If we are unable to generate revenue we may not be able to continue as a going concern, page 9

4. We note your response to comment 2 of our letter. However, we were unable to locate the new disclosure described in your response. Please revise this section as discussed in your response.

The Offering, page 13

5. We note your disclosure stating that, "600,000 such shares were issued for services rendered and the remainder offered and sold by us at a purchase price of $0.02 per share to the selling security holders in private placements conducted as of June 2014." However, elsewhere in the registration statement you indicate that the original purchase price paid by the selling security holders was $0.01 per share. Please reconcile these statements.

Selling Security Holders, page 13

6. We note your response to comment 3 of our letter. However, we were unable to locate the new disclosure described in your response. Please revise this section as discussed in your response.

7. We note your response to comment 4 of our letter. However, we were unable to locate the revised disclosure described in your response. Please revise this section as discussed in your response.

8. We note your response to comment 5 of our letter. However, we were unable to locate the new disclosure described in your response. Please revise your disclosure under "Recent Sales of Unregistered Securities" on page 30 as discussed in your response.

9. We note that the total number of shares issued and outstanding after the offering presented in the table is not equal to the sum of the numbers in the column above it or to the difference between the 12,505,000 shares outstanding before the offering and the 1,605,000 shares to be sold in the offering. Please reconcile these numbers.

Management's Discussion and Analysis or Plan of Operations, page 22

10. Please revise your disclosure in this section to include a discussion of your results of operations for the two full year period included in your financial statements as well as the applicable interim periods included in your financial statements. Refer to Item 303 of Regulation S-K.

Exhibit 10.2

11. We note your response to comment 6 of our letter. However, we were unable to locate the new disclosure described in your response. Please revise your disclosure under "Material Contracts" on page 20 as discussed in your response.

You may contact Mark A. Rakip at (202) 551-3573 or Eric McPhee at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann at (202) 551-3207 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Staff Attorney
Office of Real Estate and
Commodities

cc: Frederick M. Mintz, Esq.